September 22, 2005

Securities and Exchange Commission

Washington, DC 20549-7010

Attn:  Jennifer Hardy, Legal Branch Chief

RE:                             Spherix Incorporated

Registration Statement on Form S-2

File No.  333-126930

Dear Ms. Hardy:

In response to the Commission’s letter dated September 20, 2005, Spherix Incorporated (the “Company”) is pleased to provide the following responses to the Commission’s request for additional information regarding our Registration Statement on Form S-2.  Attached hereto are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the September 20, 2005 letter.

Also accompanying this letter is a revised draft of the registration statement as an Amendment No. 3 to Form S-2.

The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard C. Levin
Richard C. Levin,
President and CFO

Registration Statement on Form S-2

General

SEC Comment

1.                                       We have considered your response to comment 3 of our letter dated August 15, 2005.  It is our position that the affiliate relationship between the escrow agent and Cornell Capital Partners provides Cornell Capital Partners with discretion that is inconsistent with our position regarding equity lines of credit set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001.  Therefore, the escrow agent must be independent of Cornell Capital Partners.  Please appoint a new escrow agent and revise your escrow agreement and prospectus accordingly.

Spherix Response

In accordance with the SEC Comment, the parties have designated counsel for Spherix Incorporated to act as escrow agent.   The revised escrow agreement is attached hereto.  Appropriate changes have been made in the registration statement and prospectus.